SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis Pharmaceuticals Corporation to Appeal Judgment in Alabama Pricing Case

•                  Jury verdict in Montgomery County Circuit Court awards $33 million in compensatory damages

•                  Jury decides in favor of Novartis and rejects claims for punitive damages

•                  NPC maintains it reported true and accurate prices and will file appeal

East Hanover, NJ, July 1, 2008 – Novartis Pharmaceuticals Corporation (NPC) today announced it will appeal a verdict in the Montgomery County Circuit Court. Novartis disputes the State of Alabama’s claims that the prices provided by NPC to reporting services resulted in overpayment to pharmacists and doctors in the Alabama State Medicaid system.

NPC was among 73 pharmaceutical manufacturers named in a lawsuit filed in 2005 by the Alabama Attorney General, claiming that the average wholesale price (AWP) and wholesale acquisition cost (WAC) provided by pharmaceutical companies to price reporting services resulted in overpayment to pharmacists and doctors in the State Medicaid system. The jury rejected the State’s claims for the punitive damages but decided against NPC on the State’s claims for compensatory damages awarding $33 million.

NPC believes Alabama’s claims were unfounded because it reported true and accurate prices, based on terms that have been known and used by all participants in pharmaceuticals markets, including Alabama Medicaid, for more than 30 years.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to Appeal”, “will”, “believes”, or similar expressions, or by express or implied discussions regarding the potential outcome of the forthcoming appeal in the litigation which is the subject of this press release, or of the potential outcome of any other pricing litigation. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that NPC or its affiliates will be successful in its appeal of the litigation which is the subject of this release. Nor can there be any guarantee that NPC will be successful in any other pricing litigation against it. In particular, management’s expectations could be affected by, among other things, the inherent unpredictability of the litigation process, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets leading innovative prescription drugs used to treat a number of diseases and conditions, including those in the cardiovascular, metabolic, cancer, organ transplantation, central nervous system, dermatological, GI and respiratory areas. The company’s mission is to improve people’s lives by pioneering novel healthcare solutions.

Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS), which provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Karen Sutherland	Eric Althoff
Novartis Pharma Communications	Novartis Global Media Relations
+1 862 778 0323 (direct)	+41 61 324 7999 (direct)
+1 917 330 5981 (mobile)	+41 79 593 4202 (mobile)
karen.sutherland@novartis.com	eric.althoff@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 2, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting